SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Materials Contained in this Report:

I.	Information made public by way of press release with respect to the registrant’s results of operations for the six months ended September 30, 2006.

•	Press release

•	Highlights of FY2007 semi-annual consolidated financial results

•	Highlights of FY2007 semi-annual unconsolidated financial results

II.	English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant’s results of operations for the six months ended September 30, 2006:

•	FY2007 semi-annual consolidated financial results, prepared in accordance with U.S. GAAP

•	FY2007 semi-annual unconsolidated financial results, prepared in accordance with Japanese GAAP

•	Supplemental information (consolidated)

•	Supplemental information (unconsolidated)

•	Financial summary, including consolidated financial statements, prepared in accordance with U.S. GAAP, and unconsolidated financial statements, prepared in accordance with Japanese GAAP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ HIROSHI NISHIDA
Name:	Hiroshi Nishida
Title:	General Manager, Financial Reporting Department Accounting Division

Date: November 7, 2006